Fidelis Insurance Group Reports 2024 Second Quarter Results
Second Quarter 2024 Highlights:
•Gross premiums written of $1.2 billion; growth of 24.7% from the second quarter of 2023
•Combined ratio of 92.7%
•Annualized operating return on opening common equity (“Operating ROE”) of 10.0% and annualized operating return on average common equity (“Operating ROAE”) of 10.0%
•Net income of $53.7 million, or $0.46 per diluted common share and operating net income of $63.0 million, or $0.54 per diluted common share
•Book value per diluted common share was $21.71 at June 30, 2024
•Repurchased 1,932,418 shares for $33.7 million
Half Year 2024 Highlights:
•Gross premiums written of $2.7 billion; growth of 22.9% from first half of 2023
•Combined ratio of 89.3%
•Annualized Operating ROE of 12.2% and annualized Operating ROAE of 12.0%
•Net income of $134.9 million, or $1.14 per diluted common share and operating net income of $150.2 million, or $1.27 per diluted common share
•Repurchased 2,290,020 shares for $38.7 million
Pembroke, Bermuda, August 14, 2024 - Fidelis Insurance Holdings Limited (“Fidelis” or “FIHL” or “the Group”) (NYSE: FIHL) announced today its financial results for the second quarter ended June 30, 2024.

Dan Burrows, Group Chief Executive Officer of Fidelis Insurance Group, commented “As we mark our first anniversary as a public company, we are proud to have built a strong team, who are focused on realizing the value of our business. Our position as a market leader focused on short-tail specialty lines is enabling us to deliver attractive growth and create value for our shareholders.

We are well positioned to quickly respond to market conditions and continue to leverage our lead positioning to capitalize on attractive rates, terms and conditions. In tandem with underwriting, active capital management remains a cornerstone of our strategy and to that end, we are pleased to announce our Board has approved a new share repurchase program of $200 million.

In what remains one of the best markets we have seen in recent history, I am excited for the opportunities we see ahead.”

Second Quarter Consolidated Results
•Net income for the second quarter of 2024 was $53.7 million, or $0.46 per diluted common share. Operating net income was $63.0 million, or $0.54 per diluted common share.
Fidelis Insurance Holdings Limited
Wellesley House South | 90 Pitts Bay Road | HM08 | Pembroke | Bermuda

•Underwriting income for the second quarter of 2024 was $36.7 million and the combined ratio was 92.7%, compared to underwriting income of $77.5 million and a combined ratio of 82.0% for the second quarter of 2023.
•Net favorable prior year loss reserve development for the second quarter of 2024 was $68.6 million compared to $2.4 million in the prior year period.
•Catastrophe and large losses for the second quarter of 2024 were $181.2 million compared to $85.2 million in the prior year period.
•Net investment income for the second quarter of 2024 was $46.0 million compared to $27.3 million in the prior year period. Purchased $677.7 million of fixed income securities at an average yield of 5.2% and had sales of $220.4 million at an average yield of 1.6%.
•Operating ROE of 2.5%, or 10.0% annualized, in the quarter compared to 4.5%, or 18.0% annualized in the prior year period.
•Operating ROAE of 2.5%, or 10.0% annualized, in the quarter compared to 4.4%, or 17.6% annualized in the prior year period.
•Book value per diluted common share was $21.71 at June 30, 2024 (dilutive shares at June 30, 2024 of 540,256).

Half Year 2024 Consolidated Results
•Net income for the six months ended June 30, 2024 was $134.9 million, or $1.14 per diluted common share. Operating net income was $150.2 million, or $1.27 per diluted common share.
•Underwriting income for the six months ended June 30, 2024 was $105.9 million and the combined ratio was 89.3%, compared to underwriting income of $158.1 million and a combined ratio of 80.6% for the six months ended June 30, 2023.
•Net favorable prior year loss reserve development of $135.6 million compared to $4.5 million in the prior year period.
•Catastrophe and large losses for the six months ended June 30, 2024 were $284.2 million compared to $107.4 million in the prior year period.
•Net investment income of $87.0 million compared to $47.7 million in the prior year period. Purchased $1.1 billion of fixed income securities at an average yield of 5.1% and had sales of $429.0 million at an average yield of 1.2%.
•Operating ROE of 6.1%, or 12.2% annualized, in the six months ended June 30, 2024 compared to 9.6%, or 19.2% annualized in the prior year period.
•Operating ROAE of 6.0%, or 12.0% annualized, in the six months ended June 30, 2024 compared to 9.1%, or 18.2% annualized in the prior year period.

The following table details key financial indicators in evaluating our performance for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
	($ in millions, except for per share data)
Net income	$53.7	$83.9	(36)%	$134.9	$1,816.5	(93)%
Operating net income(1)	63.0	85.3	(26)%	150.2	172.8	(13)%
Gross premiums written	1,193.2	957.2	25%	2,707.5	2,202.5	23%
Net premiums earned	501.1	429.1	17%	989.1	815.1	21%
Catastrophe and large losses	181.2	85.2	113%	284.2	107.4	165%
Net favorable prior-year reserve development	68.6	2.4	2,758%	135.6	4.5	2,913%
Net investment income	$46.0	$27.3	68%	$87.0	$47.7	82%

Combined ratio	92.7%	82.0%	10.7 pts	89.3%	80.6%	8.7 pts
Operating ROE(1)	2.5%	4.5%	(2.0) pts	6.1%	9.6%	(3.5) pts
Operating ROAE(1)	2.5%	4.4%	(1.9) pts	6.0%	9.1%	(3.1) pts
Earnings per diluted common share	$0.46	$0.76	(39)%	$1.14	$16.39	(93)%
Operating EPS(1)	$0.54	$0.77	(30)%	$1.27	$1.56	(19)%

(1) Operating net income, Operating ROE, Operating ROAE and Operating EPS are non-GAAP financial measures. See definition and reconciliation in “Non-GAAP Financial Measures.”

Segment Results
Specialty Segment
The following table is a summary of our Specialty segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Gross premiums written	$756.5	$657.3	$99.2	$1,790.5	$1,491.4	$299.1
Reinsurance premium ceded	(331.9)	(195.5)	(136.4)	(738.2)	(536.6)	(201.6)
Net premiums written	424.6	461.8	(37.2)	1,052.3	954.8	97.5
Net premiums earned	349.2	307.2	42.0	701.4	573.4	128.0
Losses and loss adjustment expenses	(189.1)	(137.4)	(51.7)	(363.6)	(278.1)	(85.5)
Policy acquisition expenses	(91.2)	(77.5)	(13.7)	(191.0)	(143.8)	(47.2)
Underwriting income	$68.9	$92.3	$(23.4)	$146.8	$151.5	$(4.7)

Loss ratio	54.2%	44.7%	9.5 pts	51.8%	48.5%	3.3 pts
Policy acquisition expense ratio	26.1%	25.2%	0.9 pts	27.2%	25.1%	2.1 pts
Underwriting ratio	80.3%	69.9%	10.4 pts	79.0%	73.6%	5.4 pts
For the three months ended June 30, 2024, our GPW increased primarily driven by growth from new business and increased rates in our Property and Property D&F lines of business partially offset by a decrease in our Aviation and Aerospace line of business.
For the six months ended June 30, 2024, our GPW increased primarily driven by growth from new business and improved rates in our Property, Property D&F and Marine lines of business, partially offset by a decrease in our Aviation and Aerospace line of business.

For the three and six months ended June 30, 2024, our NPE increased due to earnings from higher net premiums written in the current and prior year periods.
For the three and six months ended June 30, 2024, our policy acquisition expense ratio increased due to changes in the mix of business written and ceded, and commissions earned from reinsurance partners.
Our underwriting ratio in the Specialty segment increased by 10.4 points and 5.4 points compared to the three and six month prior year periods, respectively, driven primarily by an increase in the loss ratio.
The following table is a summary of our Specialty segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Attritional losses	$83.7	$60.4	$23.3	$194.7	$152.2	$42.5
Catastrophe and large losses	119.5	72.1	47.4	217.4	90.5	126.9
(Favorable)/adverse prior year development	(14.1)	4.9	(19.0)	(48.5)	35.4	(83.9)
Losses and loss adjustment expenses	$189.1	$137.4	$51.7	$363.6	$278.1	$85.5

Loss ratio - attritional losses	24.0%	19.7%	4.3 pts	27.8%	26.5%	1.3 pts
Loss ratio - catastrophe and large losses	34.2%	23.4%	10.8 pts	30.9%	15.8%	15.1 pts
Loss ratio - prior accident years	(4.0)%	1.6%	(5.6) pts	(6.9)%	6.2%	(13.1) pts
Loss ratio	54.2%	44.7%	9.5 pts	51.8%	48.5%	3.3 pts
For the three months ended June 30, 2024, our loss ratio in the Specialty segment increased by 9.5 points. For the six months ended June 30, 2024, our loss ratio in the Specialty segment increased by 3.3 points.
The attritional loss ratio in the three months and six months ended June 30, 2024, increased by 4.3 points and 1.3 points, respectively, compared to the prior year periods due to a higher level of small losses in the current year period.
The catastrophe and large losses in the three months ended June 30, 2024 were driven by events in our Property D&F line of business, the largest of which was the catastrophic tornados in Oklahoma and surrounding States together with other smaller losses.
The catastrophe and large losses in the six months ended June 30, 2024 related to losses from the Baltimore Bridge collapse in our Marine line of business, severe convective storms in the Property D&F line of business, together with other smaller losses in various lines of business. This compared to prior year period catastrophe and large losses related to our Aviation and Aerospace line of business which included losses related to the Sudan conflict, and our Property D&F line of business where we experienced losses from severe convective storms in the U.S.
The favorable prior year development for the three and six months ended June 30, 2024 was driven primarily by better than expected loss emergence in the Marine and Property D&F lines of business.

Bespoke Segment
The following table is a summary of our Bespoke segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Gross premiums written	$90.6	$54.7	$35.9	$244.1	$205.5	$38.6
Reinsurance premium ceded	(62.7)	(24.6)	(38.1)	(163.4)	(93.7)	(69.7)
Net premiums written	27.9	30.1	(2.2)	80.7	111.8	(31.1)
Net premiums earned	93.0	90.4	2.6	182.9	181.6	1.3
Losses and loss adjustment expenses	(32.9)	(16.2)	(16.7)	(56.3)	(29.3)	(27.0)
Policy acquisition expenses	(33.4)	(36.9)	3.5	(63.7)	(70.2)	6.5
Underwriting income	$26.7	$37.3	$(10.6)	$62.9	$82.1	$(19.2)

Loss ratio	35.4%	17.9%	17.5 pts	30.8%	16.1%	14.7 pts
Policy acquisition expense ratio	35.9%	40.8%	(4.9) pts	34.8%	38.7%	(3.9) pts
Underwriting ratio	71.3%	58.7%	12.6 pts	65.6%	54.8%	10.8 pts
For the three and six months ended June 30, 2024, our GPW increased primarily driven by new business in our Credit and Political Risk line of business.
For the three and six months ended June 30, 2024, our NPE remained consistent compared to the prior year periods.
Our policy acquisition expense ratio for the three and six months ended June 30, 2024 decreased due to changes in the mix of business written and ceded, and commissions earned from reinsurance partners.
Our underwriting ratio in the Bespoke segment increased by 12.6 points and 10.8 points for the three and six months ended June 30, 2024, respectively, from the prior year periods, driven by an increase in our loss ratio.
The following table is a summary of our Bespoke segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Attritional losses	$16.1	$19.9	$(3.8)	$43.6	$38.8	$4.8
Large losses	59.6	3.8	55.8	63.8	6.8	57.0
Favorable prior year development	(42.8)	(7.5)	(35.3)	(51.1)	(16.3)	(34.8)
Losses and loss adjustment expenses	$32.9	$16.2	$16.7	$56.3	$29.3	$27.0

Loss ratio - attritional losses	17.3%	22.0%	(4.7) pts	23.8%	21.4%	2.4 pts
Loss ratio - large losses	64.1%	4.2%	59.9 pts	34.9%	3.7%	31.2 pts
Loss ratio - prior accident years	(46.0)%	(8.3)%	(37.7) pts	(27.9)%	(9.0)%	(18.9) pts
Loss ratio	35.4%	17.9%	17.5 pts	30.8%	16.1%	14.7 pts
For the three and six months ended June 30, 2024, our loss ratio in the Bespoke segment increased by 17.5 points and 14.7 points, respectively, compared to the prior year periods, driven by an increase in our large loss ratio.
The attritional loss ratio for the three months ended June 30, 2024 improved by 4.7 points compared to the prior year period due to a lower level of small losses in the current year period.

The attritional loss ratio for the six months ended June 30, 2024 increased by 2.4 points compared to the prior year period due to a higher level of small losses in the current year period.
The large losses in the three months and six months ended June 30, 2024 related to intellectual property losses in our Credit & Political Risk line of business compared to minimal large losses in the three and six months ended June 30, 2023.
The favorable prior year development for the three and six months ended June 30, 2024 was driven by benign attritional experience and favorable claims settlements.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Gross premiums written	$346.1	$245.2	$100.9	$672.9	$505.6	$167.3
Reinsurance premium ceded	(128.7)	(122.0)	(6.7)	(357.9)	(297.4)	(60.5)
Net premiums written	217.4	123.2	94.2	315.0	208.2	106.8
Net premiums earned	58.9	31.5	27.4	104.8	60.1	44.7
Losses and loss adjustment expenses	(0.7)	(4.7)	4.0	14.9	(10.5)	25.4
Policy acquisition expenses	(17.7)	(7.7)	(10.0)	(23.8)	(13.1)	(10.7)
Underwriting income	$40.5	$19.1	$21.4	$95.9	$36.5	$59.4

Loss ratio	1.2%	14.9%	(13.7) pts	(14.2)%	17.5%	(31.7) pts
Policy acquisition expense ratio	30.1%	24.4%	5.7 pts	22.7%	21.8%	0.9 pts
Underwriting ratio	31.3%	39.3%	(8.0) pts	8.5%	39.3%	(30.8) pts
For the three and six months ended June 30, 2024, GPW increased driven by rate increases as well as new business, while NPE increased driven by earnings from higher net premiums written in the current year periods.
For the three and six months ended June 30, 2024, our policy acquisition expense ratio increased due to lower commissions earned from ceded reinsurance partners.
For the three and six months ended June 30, 2024, our underwriting ratio in the Reinsurance segment improved by 8.0 points and 30.8 points, respectively, from the prior year periods, driven by an improvement in our loss ratio.

The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Attritional losses	$10.3	$(4.8)	$15.1	$18.1	$24.0	$(5.9)
Catastrophe and large losses	2.1	9.3	(7.2)	3.0	10.1	(7.1)
(Favorable)/adverse prior year development	(11.7)	0.2	(11.9)	(36.0)	(23.6)	(12.4)
Losses and loss adjustment expenses	$0.7	$4.7	$(4.0)	$(14.9)	$10.5	$(25.4)

Loss ratio - attritional losses	17.5%	(15.2)%	32.7 pts	17.3%	40.0%	(22.7) pts
Loss ratio - catastrophe and large losses	3.6%	29.5%	(25.9) pts	2.9%	16.8%	(13.9) pts
Loss ratio - prior accident years	(19.9)%	0.6%	(20.5) pts	(34.4)%	(39.3)%	4.9 pts
Loss ratio	1.2%	14.9%	(13.7) pts	(14.2)%	17.5%	(31.7) pts
For the three months ended June 30, 2024, our loss ratio in the Reinsurance segment improved by 13.7 points compared to the prior year period, driven by favorable prior year development and an improvement in the catastrophe and large loss ratio, partially offset by an increase in the attritional loss ratio.
The loss ratio improved by 31.7 points for the six months ended June 30, 2024. This was due to improvements in our attritional and catastrophe and large loss ratios.
The attritional loss ratio in the three months ended June 30, 2024 increased by 32.7 points compared to the prior year period, which was particularly benign in terms of attritional losses.
The attritional loss ratio in the six months ended June 30, 2024 improved by 22.7 points due to favorable experience compared to the prior year period which included storm losses in our Property Reinsurance line of business.
For the three and six months ended June 30, 2024, favorable prior year development was driven by positive development on catastrophe losses and benign prior year attritional experience.

Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
For the three and six months ended June 30, 2024, The Fidelis Partnership commissions were $75.0 million and $151.7 million, respectively, or 15.0% and 15.3% of the combined ratio, respectively, (2023: $52.6 million and $76.8 million or 12.3% and 9.4% of the combined ratio) and comprise ceding and profit commissions as part of the Framework Agreement effective from January 1, 2023. The increase was due to the full impact of earning such commissions since January 1, 2023 together with the increase in net premiums earned. The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group.

The following table summarizes The Fidelis Partnership commissions earned:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	($ in millions)
Ceding commission expense	$73.4	$39.0	$141.1	$51.1
Profit commission expense	1.6	13.6	10.6	25.7
Total commissions	$75.0	$52.6	$151.7	$76.8
General and Administrative Expenses
For the three and six months ended June 30, 2024, general and administrative expenses were $24.4 million and $48.0 million, respectively, or 4.9% and 4.9% of the combined ratio, respectively (2023: $18.6 million and $35.2 million or 4.3% and 4.3% of the combined ratio). The increase was driven primarily by employment costs relating to increased head count to support the growth of the business.

Investments

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	($ in millions)
Net realized and unrealized investment gains/(losses)	$(7.0)	$0.1	$(16.0)	$2.9
Net investment income	46.0	27.3	87.0	47.7
Net investment return	$39.0	$27.4	$71.0	$50.6
Net Realized and Unrealized Investment Gains/(Losses)
The net realized and unrealized investment losses in the three and six months ended June 30, 2024 resulted primarily from realized losses on the sale of $220.4 million and $429.0 million, respectively, of fixed maturity securities with an average yield of 1.6% and 1.2%, respectively, the proceeds of which were reinvested at higher yields.
Net Investment Income
The increase in our net investment income in the three and six months ended June 30, 2024 was due to the increase in investible assets and a higher yield achieved on the fixed income portfolio and cash balances. During the three and six months ended June 30, 2024, we purchased $677.7 million and $1.1 billion, respectively, of fixed maturity securities at an average yield of 5.2% and 5.1%, respectively.
Conference Call
Fidelis will host a teleconference to discuss its financial results on Thursday, August 15, 2024, at 9:00 a.m Eastern time. The call may be accessed by dialing 1-800-549-8228 (U.S. callers), or 1-289-819-1520 (international callers), and entering the passcode 79393 approximately 10 minutes in advance of the call. A live, listen-only webcast of the call will also be available via the Investor Relations section of the Company’s website at https://investors.fidelisinsurance.com. A recording of the webcast will be available in the Investor Relations section of the Company’s website approximately two hours after the event concludes and will be archived on the site for one year.

About Fidelis Insurance Group

Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.

We have a highly diversified portfolio focused on three segments: Specialty, Bespoke, and Reinsurance, which we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.

Headquartered in Bermuda, with worldwide offices including Ireland and the UK, Fidelis Insurance Group operating companies have a financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s. For additional information about Fidelis Insurance, our people, and our products please visit our website at www.FidelisInsurance.com.

Non-GAAP Financial Measures
This Press Release includes, and the related conference call will include, certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including Operating net income, Operating EPS, Operating ROE and Operating ROAE, attritional loss ratio and catastrophe and large loss ratio, and therefore are non-U.S. GAAP financial measures. Reconciliations of such measures to the most comparable U.S. GAAP figures are included in the attached financial information in accordance with Regulation G.
RPI Measure
Renewal price index (“RPI”) is a measure that Fidelis has used to assess an approximate index of rate increases on a particular set of contracts, using the base of 100% for the rates for the relevant prior year. Although management considers RPI to be an appropriate statistical measure, it is not a financial measure that directly relates to the Fidelis consolidated financial results. Management’s calculation of RPI involves a degree of judgment in relation to comparability of contracts and the relative impacts of changes in price, exposure, retention levels, as well as any other changing terms and conditions on the RPI calculation. Consideration is given to potential renewals of a comparable nature so it does not reflect every contract in Fidelis’ portfolio. The future profitability and performance of a portfolio of contracts expressed within the RPI is dependent upon many factors besides the trends in premium rates, including policy terms, conditions and wording.
Safe Harbor Regarding Forward-Looking Statements
This press release (including the documents referenced herein, such as our financial results for the second quarter ended June 30, 2024) and the related post on LinkedIn contains, and our officers and representatives may from time to time make (including on our related conference call), “forward-looking statements" which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “seek,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.
Examples of forward-looking statements include, among others, statements we make in relation to: discussion relating to net income and net income per share; expected operating results, such as revenue growth and earnings; our expectations regarding our strategy and the performance of our business; information regarding our estimates for catastrophes and other loss events; our liquidity and capital resources; and expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings.
Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including: the ongoing trend of premium rate hardening and factors likely to drive continued rate hardening; expected growth across our portfolio; the availability of outwards reinsurance and capital resources as required; the development and pattern of earned and written premiums impacting embedded premium value; changes in accounting principles or the application thereof; the level of underwriting leverage; the level and timing of catastrophe and other losses and related reserves on the business we underwrite; the performance of our investment portfolios; our strategic relationship with The Fidelis Partnership; the maintenance of financial strength ratings; the impact of global geopolitical and economic uncertainties impacting the lines of business we write; the impact of tax reform and insurance regulation in the jurisdictions where our businesses are located; and those risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in Fidelis Insurance Holdings Limited’s Form 20-F filed with the SEC on March 15, 2024 (which such section is incorporated herein by reference), as well as subsequent filings with the SEC available electronically at www.sec.gov.
Any forward-looking statements, expectations, beliefs and projections made by us in this release and on our related conference call speak only as of the date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. However, there can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
+1 (441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Balance Sheets
At June 30, 2024 (Unaudited) and December 31, 2023
(Expressed in millions of U.S. dollars, except share and per share amounts)

	June 30, 2024	December 31, 2023
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $3,431.8, 2023: $3,271.4 (net of allowances for credit losses of $3.2, 2023: $1.3))	$3,410.2	$3,244.9
Short-term investments, available-for-sale, at fair value (amortized cost: $86.9, 2023: $49.0 (net of allowances for credit losses of $nil, 2023: $nil))	86.9	49.0
Other investments, at fair value (amortized cost: $50.7, 2023: $50.8)	46.8	47.5
Total investments	3,543.9	3,341.4
Cash and cash equivalents	628.6	712.4
Restricted cash and cash equivalents	230.5	251.7
Accrued investment income	33.6	27.2
Premiums and other receivables (net of allowances for credit losses of $18.4, 2023: $17.3)	3,039.5	2,209.3
Amounts due from The Fidelis Partnership (net of allowances for credit losses of $nil, 2023: $nil)	251.6	173.3
Deferred reinsurance premiums	1,648.1	1,061.4
Reinsurance balances recoverable on paid losses (net of allowances for credit losses of $nil, 2023: $nil)	149.7	182.7
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowances for credit losses of $1.3, 2023: $1.3)	1,154.8	1,108.6
Deferred policy acquisition costs (includes Fidelis Partnership deferred commissions $240.2, 2023: $164.1)	1,029.5	786.6
Other assets	219.1	173.5
Total assets	$11,928.9	$10,028.1
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,702.7	$2,448.9
Unearned premiums	4,193.4	3,149.5
Reinsurance balances payable	1,536.5	1,071.5
Amounts due to The Fidelis Partnership	362.3	334.5
Long term debt	448.6	448.2
Preference securities ($0.01 par, redemption price and liquidation preference $10,000)	58.4	58.4
Other liabilities	97.1	67.3
Total liabilities	9,399.0	7,578.3
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 116,006,345, 2023: 117,914,754)	1.2	1.2
Additional paid-in capital	2,041.7	2,039.0
Accumulated other comprehensive loss	(22.3)	(27.0)
Retained earnings	548.0	436.6
Common shares held in treasury, at cost (shares held: 2,290,020, 2023: nil)	(38.7)	—
Total shareholders' equity	2,529.9	2,449.8
Total liabilities and shareholders' equity	$11,928.9	$10,028.1

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and six months ended June 30, 2024 and June 30, 2023
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenues
Gross premiums written	$1,193.2	$957.2	$2,707.5	$2,202.5
Reinsurance premiums ceded	(523.3)	(342.1)	(1,259.5)	(927.7)
Net premiums written	669.9	615.1	1,448.0	1,274.8
Change in net unearned premiums	(168.8)	(186.0)	(458.9)	(459.7)
Net premiums earned	501.1	429.1	989.1	815.1
Net realized and unrealized investment gains/(losses)	(7.0)	0.1	(16.0)	2.9
Net investment income	46.0	27.3	87.0	47.7
Other income/(loss)	—	(3.3)	—	0.2
Total revenues before net gain on distribution of The Fidelis Partnership	540.1	453.2	1,060.1	865.9
Net gain on distribution of The Fidelis Partnership	—	—	—	1,639.1
Total revenues	540.1	453.2	1,060.1	2,505.0

Expenses
Losses and loss adjustment expenses	222.7	158.3	405.0	317.9
Policy acquisition expenses (includes The Fidelis Partnership commissions of $75.0 and $151.7 (2023: $52.6 and $76.8))	217.3	174.7	430.2	303.9
General and administrative expenses	24.4	18.6	48.0	35.2
Corporate and other expenses	1.6	1.5	1.6	3.0
Net foreign exchange losses	2.6	0.1	0.1	1.6
Financing costs	8.6	9.0	17.2	17.6
Total expenses	477.2	362.2	902.1	679.2

Income before income taxes	62.9	91.0	158.0	1,825.8
Income tax expense	(9.2)	(7.1)	(23.1)	(9.3)
Net income	53.7	83.9	134.9	1,816.5

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$(0.4)	$(9.9)	$(8.6)	$15.0
Reclassification of net realized losses recognized in net income	6.1	0.4	13.5	0.4
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	(0.8)	0.4	(0.2)	(1.6)
Total other comprehensive income/(loss)	4.9	(9.1)	4.7	13.8

Comprehensive income	$58.6	$74.8	$139.6	$1,830.3

Per share data
Earnings per common share
Earnings per common share	$0.46	$0.76	$1.15	$16.40
Earnings per diluted common share	$0.46	$0.76	$1.14	$16.39
Weighted average common shares outstanding	117,089,293	110,771,897	117,373,655	110,771,897
Weighted average diluted common shares outstanding	117,625,022	110,825,698	117,860,982	110,807,764

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Segment Data (Unaudited)
For the three and six months ended June 30, 2024 and June 30, 2023
(Expressed in millions of U.S. dollars)

	Three Months Ended June 30, 2024
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$756.5	$90.6	$346.1	$—	$1,193.2
Net premiums written	424.6	27.9	217.4	—	669.9
Net premiums earned	349.2	93.0	58.9	—	501.1
Losses and loss adjustment expenses	(189.1)	(32.9)	(0.7)	—	(222.7)
Policy acquisition expenses	(91.2)	(33.4)	(17.7)	(75.0)	(217.3)
General and administrative expenses	—	—	—	(24.4)	(24.4)
Underwriting income	68.9	26.7	40.5	(99.4)	36.7
Net realized and unrealized investment losses					(7.0)
Net investment income					46.0
Corporate and other expenses					(1.6)
Net foreign exchange losses					(2.6)
Financing costs					(8.6)
Income before income taxes					62.9
Income tax expense					(9.2)
Net income					$53.7

Losses and loss adjustment expenses incurred - current year	(203.2)	(75.7)	(12.4)		$(291.3)
Losses and loss adjustment expenses incurred - prior accident years	14.1	42.8	11.7		68.6
Losses and loss adjustment expenses incurred - total	$(189.1)	$(32.9)	$(0.7)		$(222.7)

Underwriting Ratios(1)
Loss ratio - current year	58.2%	81.4%	21.1%		58.1%
Loss ratio - prior accident years	(4.0%)	(46.0%)	(19.9%)		(13.7%)
Loss ratio - total	54.2%	35.4%	1.2%		44.4%
Policy acquisition expense ratio	26.1%	35.9%	30.1%		28.4%
Underwriting ratio	80.3%	71.3%	31.3%		72.8%
The Fidelis Partnership commissions ratio					15.0%
General and administrative expense ratio					4.9%
Combined ratio					92.7%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three Months Ended June 30, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$657.3	$54.7	$245.2	$—	$957.2
Net premiums written	461.8	30.1	123.2	—	615.1
Net premiums earned	307.2	90.4	31.5	—	429.1
Losses and loss adjustment expenses	(137.4)	(16.2)	(4.7)	—	(158.3)
Policy acquisition expenses	(77.5)	(36.9)	(7.7)	(52.6)	(174.7)
General and administrative expenses	—	—	—	(18.6)	(18.6)
Underwriting income	92.3	37.3	19.1	(71.2)	77.5
Net realized and unrealized investment gains					0.1
Net investment income					27.3
Other loss					(3.3)
Corporate and other expenses					(1.5)
Net foreign exchange losses					(0.1)
Financing costs					(9.0)
Income before income taxes					91.0
Income tax expense					(7.1)
Net income					$83.9

Losses and loss adjustment expenses incurred - current year	(132.5)	(23.7)	(4.5)		$(160.7)
Losses and loss adjustment expenses incurred - prior accident years	(4.9)	7.5	(0.2)		2.4
Losses and loss adjustment expenses incurred - total	$(137.4)	$(16.2)	$(4.7)		$(158.3)

Underwriting Ratios(1)
Loss ratio - current year	43.1%	26.2%	14.3%		37.5%
Loss ratio - prior accident years	1.6%	(8.3%)	0.6%		(0.6%)
Loss ratio - total	44.7%	17.9%	14.9%		36.9%
Policy acquisition expense ratio	25.2%	40.8%	24.4%		28.5%
Underwriting ratio	69.9%	58.7%	39.3%		65.4%
The Fidelis Partnership commissions ratio					12.3%
General and administrative expense ratio					4.3%
Combined ratio					82.0%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Six months ended June 30, 2024
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,790.5	$244.1	$672.9	$—	$2,707.5
Net premiums written	1,052.3	80.7	315.0	—	1,448.0
Net premiums earned	701.4	182.9	104.8	—	989.1
Losses and loss adjustment expenses	(363.6)	(56.3)	14.9	—	(405.0)
Policy acquisition expenses	(191.0)	(63.7)	(23.8)	(151.7)	(430.2)
General and administrative expenses	—	—	—	(48.0)	(48.0)
Underwriting income	146.8	62.9	95.9	(199.7)	105.9
Net realized and unrealized investment losses					(16.0)
Net investment income					87.0
Corporate and other expenses					(1.6)
Net foreign exchange losses					(0.1)
Financing costs					(17.2)
Income before income taxes					158.0
Income tax expense					(23.1)
Net income					$134.9

Losses and loss adjustment expenses incurred - current year	(412.1)	(107.4)	(21.1)		$(540.6)
Losses and loss adjustment expenses incurred - prior accident years	48.5	51.1	36.0		135.6
Losses and loss adjustment expenses incurred - total	$(363.6)	$(56.3)	$14.9		$(405.0)

Underwriting Ratios(1)
Loss ratio - current year	58.7%	58.7%	20.2%		54.6%
Loss ratio - prior accident years	(6.9%)	(27.9%)	(34.4%)		(13.7%)
Loss ratio - total	51.8%	30.8%	(14.2%)		40.9%
Policy acquisition expenses ratio	27.2%	34.8%	22.7%		28.2%
Underwriting ratio	79.0%	65.6%	8.5%		69.1%
The Fidelis Partnership commissions ratio					15.3%
General and administrative expenses ratio					4.9%
Combined ratio					89.3%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Six months ended June 30, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,491.4	$205.5	$505.6	$—	$2,202.5
Net premiums written	954.8	111.8	208.2	—	1,274.8
Net premiums earned	573.4	181.6	60.1	—	815.1
Losses and loss adjustment expenses	(278.1)	(29.3)	(10.5)	—	(317.9)
Policy acquisition expenses	(143.8)	(70.2)	(13.1)	(76.8)	(303.9)
General and administrative expenses	—	—	—	(35.2)	(35.2)
Underwriting income	151.5	82.1	36.5	(112.0)	158.1
Net realized and unrealized investment gains					2.9
Net investment income					47.7
Other income					0.2
Net gain on distribution of The Fidelis Partnership					1,639.1
Corporate and other expenses					(3.0)
Net foreign exchange losses					(1.6)
Financing costs					(17.6)
Income before income taxes					1,825.8
Income tax expense					(9.3)
Net income					$1,816.5

Losses and loss adjustment expenses incurred - current year	(242.7)	(45.6)	(34.1)		$(322.4)
Losses and loss adjustment expenses incurred - prior accident years	(35.4)	16.3	23.6		4.5
Losses and loss adjustment expenses incurred - total	$(278.1)	$(29.3)	$(10.5)		$(317.9)

Underwriting Ratios(1)
Loss ratio - current year	42.3%	25.1%	56.8%		39.6%
Loss ratio - prior accident years	6.2%	(9.0%)	(39.3%)		(0.6%)
Loss ratio - total	48.5%	16.1%	17.5%		39.0%
Policy acquisition expenses ratio	25.1%	38.7%	21.8%		27.9%
Underwriting ratio	73.6%	54.8%	39.3%		66.9%
The Fidelis Partnership commissions ratio					9.4%
General and administrative expenses ratio					4.3%
Combined ratio					80.6%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

FIDELIS INSURANCE HOLDINGS LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income excluding net gain on distribution of The Fidelis Partnership, net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the income tax effect on these items.
Return on average common equity (“ROAE”): represents net income divided by average common shareholders’ equity.
Operating return on opening common equity (“Operating ROE”): is a non-U.S. GAAP measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted opening common shareholders’ equity.
Operating return on average common equity (“Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity.
Operating net income per diluted share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of Fidelis Insurance Group’s financial information to more easily analyze Fidelis Insurance Group’s results in a manner similar to how management analyzes Fidelis Insurance Group’s underlying business performance. It is calculated by dividing operating net income by the weighted average diluted Common Shares outstanding.

The table below sets out the calculation of the adjusted common shareholders’ equity, operating net income, ROAE, Operating ROE, Operating ROAE and Operating EPS, for the three and six months ended June 30, 2024 and 2023.

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	($ in millions)
Net income	$53.7	$83.9	$134.9	$1,816.5
Adjustment for net gain on distribution of The Fidelis Partnership	—	—	—	(1,639.1)
Adjustment for net realized and unrealized investment (gains)/losses	7.0	(0.1)	16.0	(2.9)
Adjustment for net foreign exchange losses	2.6	0.1	0.1	1.6
Adjustment for corporate and other expenses	1.6	1.5	1.6	3.0
Income tax effect of the above items	(1.9)	(0.1)	(2.4)	(6.3)
Operating net income	$63.0	$85.3	$150.2	$172.8

Average common shareholders' equity	$2,523.5	$1,942.6	$2,489.9	$1,978.7
Opening common shareholders' equity	2,517.1	1,904.5	2,449.8	1,976.8
Adjustments related to the Separation Transactions	—	—	—	(178.4)
Adjusted opening common shareholders’ equity	2,517.1	1,904.5	2,449.8	1,798.4
Closing common shareholders' equity	2,529.9	1,980.6	2,529.9	1,980.6
Adjusted average common shareholders' equity	$2,523.5	$1,942.6	$2,489.9	$1,889.5

Weighted average Common Shares outstanding	117,089,293	110,771,897	117,373,655	110,771,897
Share-based compensation plans	535,729	53,801	487,327	35,867
Weighted average diluted Common Shares outstanding	117,625,022	110,825,698	117,860,982	110,807,764

ROAE	2.1%	4.3%	5.4%	91.8%
Operating ROE	2.5%	4.5%	6.1%	9.6%
Operating ROAE	2.5%	4.4%	6.0%	9.1%

Earnings per diluted Common Share	$0.46	$0.76	$1.14	$16.39
Operating EPS	$0.54	$0.77	$1.27	$1.56